UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CDI Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-05519	23-2394430
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768

(Address of principal executive offices)    (Zip Code)

Craig H. Lewis    (215) 569-2200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

CDI Corp. (“CDI”, the “Company”, “we”, “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “Conflict Minerals” as: (i) (a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

CDI, to a limited extent, manufactures products for which Conflict Minerals are necessary to the functionality or production of those products (collectively, the “Products”). As required by Form SD, the Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in the Products during the Reporting Period, to determine whether any such Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Conflict Minerals. The results of the Company’s RCOI regarding such Conflict Minerals, as well as its additional due diligence regarding the sources of the Conflict Minerals, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available in the “Investor Relations” section of our website, www.cdicorp.com, under “SEC Filings” and under “Conflict Minerals Disclosure”. This Form SD contains references to our website. Other information on our website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

As an exhibit to this Form SD, we provide the Conflict Minerals Report as required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report, for the reporting period January 1, 2015 to December 31, 2015, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CDI CORP.

/s/ Brian D. Short
Brian D. Short
Executive Vice President, Chief Administrative Officer and General Counsel

May 27, 2016